Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

This filing relates to a proposed business combination (the “Merger”) involving Crestwood Equity Partners LP (“Crestwood Equity”) and Crestwood Midstream Partners LP (“Crestwood Midstream” and, together with Crestwood Equity, “Crestwood”).

Additional Information and Where to Find It

This communication contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.

Participants in the Solicitation

Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may results from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

700 Louisiana Street Suite 2550 Houston, TX 77002	P: (832) 519.2200 F: (832) 519.2250 www.Crestwoodlp.com

Robert G. Phillips

Chairman, President and Chief Executive Officer

May 6, 2015

Dear Crestwood Employees,

I am pleased to announce to you that Crestwood Equity and Crestwood Midstream Partners LP today executed a definitive agreement to merge the two partnerships and simplify Crestwood’s corporate structure into a single publicly traded-partnership. The merger of Crestwood Equity and Crestwood Midstream, or “simplification” as we call it, is a bold step to reduce our cost of capital, streamline our corporate structure and make Crestwood competitive again for acquisitions and organic expansions leading to much more visible distribution growth in the future.

Over the last year, management and the Boards of Directors have evaluated a number of strategic alternatives to improve our competitive position in the marketplace and unlock the true value of our asset portfolio. By combining our partnerships and simplifying the corporate structure, we are better able to acquire more assets, to expand our existing assets, to capture more business in a very competitive market and to create more value for our investors, which should result in higher unit prices.

Under the terms of the merger agreement, Crestwood Midstream unitholders will receive 2.75 common units of Crestwood Equity in exchange for each Crestwood Midstream unit owned. This implies a 17% premium to Crestwood Midstream’s closing price as of May 5, 2015. In this transaction there will be no change of control. First Reserve remains our General Partner and is not selling its units in this transaction. As a result, any unvested Crestwood Midstream units you may own will remain on their current vesting schedule, but will be converted to unvested Crestwood Equity units at the 2.75x exchange ratio. The transaction is expected to close in the third quarter 2015, subject to a CMLP unitholder vote and normal regulatory approvals.

In the new partnership structure, Crestwood Midstream will be merged into a newly formed subsidiary of Crestwood Equity and the NGL assets at Crestwood Equity will be contributed to Crestwood Midstream. We will continue to use both names, all assets will continue to be operated by the same employees and there is no change in company policies, compensation practices or benefits.

Through all market cycles, particularly during periods of challenging commodity price cycles like we are currently experiencing, cost of capital, which is the current yield on our units and the cost of debt, is critical to our ability to acquire new assets and expand our existing assets. This simplification results in an immediate and definitive cost of capital improvement that allows the partnership to be more competitive for future growth opportunities.

700 Louisiana Street Suite 2550 Houston, TX 77002	P: (832) 519.2200 F: (832) 519.2250 www.Crestwoodlp.com

As previously announced, through Project Adapt, we have been focused on identifying cost savings and realigning our cost structure to match the current market conditions. You have seen some of the changes we have made in the field, but we’ve also had to take a hard look at Crestwood’s financial structure. Through the consolidation of our two public partnerships, and the elimination of duplicate public partnership costs, we estimate another $5 million of incremental cost savings can be achieved and added to the $25 million to $30 million run-rate savings identified as a part of Project Adapt.

I want to acknowledge the great work you have done in the first quarter delivering exceptional results while lowering costs. This merger will be positive for all of us, employees, management, directors, and investors in both Crestwood Midstream and Crestwood Equity. We will continue to keep you informed as we progress through the merger process. This is an exciting time for us and I am confident the simplification transaction will best position Crestwood to enjoy continued success now and well into the future.

Best Regards,

Bob Phillips
Chairman, President & CEO